SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                           GST TELECOMMUNICATIONS INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)
                   Common Shares, without nominal or par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)
                                     39573Q
               --------------------------------------------------
                               (CUSIP Number)

   Maria Gray, Esq.                     John A. Maraia, Esq.
   Orrick, Herrington & Sutcliffe       Corporate Counsel
   400 Sansome Street                   Legal Department
   San Francisco, CA 94111              Tomen America Inc.
   (415) 773-5464                       1285 Avenue of The Americas
                                        New York, New York  10019
                                        (212) 397-5734

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 22, 1998
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (PAGE 1 OF 2 PAGES)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 2 Pages

     This Amendment No. 5 to Schedule 13D is filed to indicate that the reporting persons in the aggregate have ceased to be holders of 5% of a class of the issuer's securities.

      This statement, as amended, is filed by Tomen Corporation, Tomen America Inc. and TM Communications LLC with respect to the shares of common stock of GST Telecommunications Inc., without nominal or par value.

Item 5.  Interest in Securities of Issuer


      (e) On May 22, 1998, the reporting persons ceased to be beneficial holders in the aggregate of more than five percent of the common stock of GST Telecommunications Inc. outstanding as a result of a net issue exercise of warrants whereby warrants for a total of 171,155 shares of Common Stock of GST Telecommunications Inc. were exercised and converted into a total of 4,682 shares of Common Stock of GST Telecommunications Inc.


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1999

                                     TOMEN CORPORATION



                                     By:              *
                                        --------------------------------------
                                        Name:    Kazuhiko Otsuka
                                        Title:  Managing Director


                                     TOMEN AMERICA INC.



                                     By:  /s/ Mitsuru Sakaki
                                        --------------------------------------
                                        Name:    Mitsuru Sakaki
                                        Title:   Vice President



                                     TM COMMUNICATIONS LLC



                                     By:  /s/ Mitsuru Sakaki
                                        --------------------------------------
                                        Name:    Mitsuru Sakaki
                                        Title:   Manager


* By: /s/Mitsuru Sakaki
     -----------------------------
     Name:  Mitsuru Sakaki
     Title: Attorney-in-Fact